U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                 FORM 12b-25

NOTIFICATION OF LATE FILING                    SEC File Number:  001-_____

                                               CUSIP Number: _____________

[ X  ]  Form 10-K             [    ]  Form 20-F             [    ]  Form 11-K
[    ]  Form 10-Q             [    ]  Form N-SAR            [    ]  Form N-CSR


                    For Period Ended:   December 31, 2004

                   [    ]   Transition Report on Form 10-K
                   [    ]   Transition Report on Form 20-F
                   [    ]   Transition Report on Form 11-K
                   [    ]   Transition Report on Form 10-Q
                   [    ]   Transition Report on Form N-SAR

For the Transition Period Ended:  not applicable
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:  Not Applicable
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PART I -- REGISTRANT INFORMATION
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Full name of Registrant:

        Savi Media Group, Inc.

Former Name if Applicable

        Not applicable

Address of Principal Executive Office (Street and Number):

        9852 West Katella Avenue, Suite 363

City, State and Zip Code:

        Anaheim, CA 92804
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PART II -- RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

N/A   (a)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

Certain information required as a result of the Registrant's reorganization completed within Calendar Year 2004 not be obtained in the format required to present accurate information in a timely fashion necessitating this delay.
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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

James A. Reskin                     502                          561-0500
    (Name)                      (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [ X ]  Yes        [     ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [    ]  Yes        [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           SaVi Media Group, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2005                              By: /s/ Mario Procopio
                                                       Mario Procopio,
                                                       Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).
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